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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of May 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated May 7, 2002
  Pressrelease, dated May 29, 2002

Press release

Stockholm 7 May, 2002

Song Networks AS signs contract with Asplan Viak

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) reported today that the consultancy company, Asplan Viak, has chosen Song Networks' Norwegian subsidiary, Song Networks AS, as supplier of a uniform communications network for its 15 branch offices in Norway. The agreement runs for 2 years and has a value of SEK 3.9 million.

Song Networks will supply an IP/ VPN solution to link up Asplan Viak's five data companies that, with the branch offices, are represented in a total of fifteen towns in Norway. Song Networks will also be supplying home office solutions to approximately 400 employees in the group over Internet VPN.

The agreement also covers a telephony solution via Scandic Marketing which has an agency agreement with Song Networks. In the long run, Asplan Viak is considering a telephony solution using IP/ VPN net.

"We were looking for a uniform, flexible and dynamic communications solution. Song Networks was able to offer us an IP/ VPN in which Internet access and firewalls for the various localisations were centralised. An orderly, forward-thinking and safe solution were major criteria in the choice of supplier," says Per Arild Garnåsjordet, Group Chief Executive of Asplan Viak.

For more information, please contact:
Song Networks AS Ketil Kivedahl, Managing Director Tel: +47 2150 2450 Mobile: +47 400 00 450 ketil.kivedahl@songnetworks.no	Song Networks AS Lill Jakobsen, PR Director Tel: +47 2150 2402 Mobile: +47 400 00 402 lill.jakobsen@songnetworks.no
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Tel: +46 8 5631 0219 Mobile: +46 701 810 0219 jenny.moquist@songnetworks.net

Om Song Networks, tidigare Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW)

Song Networks är en snabbväxande data- och teleoperatör med verksamhet i Sverige, Danmark, Finland och Norge. Affärsidén är att erbjuda helhetslösningar för data, internet, hosting och telefoni till företag i Norden. Song Networks är idag den enda pan-nordiska operatören som investerar i lokala accessnät med bredbandskapacitet till företag. Utbyggnaden av accessnäten har skett i Nordens största städer. Accessnäten, som binds samman med långdistansnät, är en utav Europas snabbaste motorvägar för data- och internettrafik med en initial kapacitet till kund på upp till en gigabit. Företaget grundades 1995 i Sverige och har cirka 1100 anställda. Huvudkontoret finns i Stockholm och bolaget har 34 kontor runt om i Norden. Se vidare www.songnetworks.net

Detta pressmeddelande innehåller uttalanden om framtiden, s.k. "forward-looking statements" enligt den definition som anges i federala säkerhetslagar i USA. Uttalanden av denna typ baserar sig på aktuella förväntningar som uttrycks av ledningen i Song Networks Holding AB och som är föremål för risker, osäkerheter och andra faktorer som kan innebära att den faktiska utvecklingen kommer att avvika avsevärt från vad som ursprungligen uttalades. Riskerna kan omfatta men är inte begränsade till följande faktorer: inskränkande lagar och regler, tekniska landvinningar eller nya konkurrensmedel, minskad efterfrågan av företagets varor och tjänster, företagets utveckling, lansering och marknadsföring av ny teknik, nya varor och tjänster ligger fel i tiden, konkurrenterna genomför prissänkningar, oförutsedda konstruktionsförseningar, systemfel eller driftstopp och serviceavbrott eller försämrad kundservice åtgärdas inte på ett effektivt sätt. För närmare information om sådana risker och osäkerhetsfaktorer som påverkar företagets verksamhet, se Song Networks Holding AB:s rapporter som kontinuerligt inges till U.S. Securities and Exchange Commission tillsammans med bolagets årsredovisningar (formulär 20-F) och övriga rapporter (formulär 6-K).

Press Release

Stockholm May 29, 2002

Visma Provider chooses Song Networks as a strategic partner

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announced today that Song Networks AS, Song Networks' Norwegian subsidiary, has won a 5-year contract for the operation of Visma Provider's ASP platform. The parties have also signed a framework agreement for the supply of infrastructure and communication services for a period of 3 years. With the growth that Visma Provider is anticipating, the value of the contract comes to around SEK 49 million.

Visma Provider, a company in the Visma group, supplies ASP solutions to markets in the Nordic countries and Great Britain. This contract means that Visma Provider's ASP platform, which links companies within the Visma group, their Norwegian and overseas partners and customers into a common infrastructure, will be run and monitored through Song Networks' secure DataCenter in Oslo.

The solution is scalable and customized for Visma Provider's growth forecasts. The delivery of infrastructure is exclusive, comprising an IP/VPN network and services to Visma's ASP platform.

"The contract with Song Networks has a long-term perspective and our goal is to grow together," says Nils Jakob Kringlebotn, Managing Director of Visma Provider.

Song Networks was able to offer a scaleable and flexible solution to run our ASP platform. Security is very much the focus of our services, and this is very well managed by Song Networks' solution. Their IP/VPN service portfolio was also the most comprehensive," adds Kringlebotn.

"The contract with Visma Provider is strategic to Song Networks, and goes hand in glove with our core areas. Also, in our partnership, we have placed the emphasis on defining clear areas of responsibility and dividing duties between the parties. We are doing our utmost to meet Visma's needs for flexible custom-made solutions," says Ketil Kivedahl, Managing Director of Song Networks AS.

For further information, please contact:
Song Networks AS Ketil Kivedahl, Managing Director Phone: +47 21 50 24 50 Mobile: +47 400 00 450 ketil.kivedahl@songnetworks.net	Song Networks AS Lill Jakobsen, Head of PR Phone: +47 21 50 24 02 Mobile: +47 400 00 402 lill.jakobsen@songnetworks.no
Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, formerly Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides comprehensive solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the companys services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer